Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2024 Financial Results

BEIJING, Mar 19, 2025 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter Financial Highlights

●	Total Revenues reached RMB2,232.1 million (US$305.8[1] million), increased by 29.6% year-over-year from RMB1,722.5 million in the same quarter of 2023. Our business has experienced accelerated and high-quality growth and our revenue structure is well-balanced.
●	Gross profit was RMB426.0 million (US$58.4 million), representing a significant increase of 68.3% from RMB253.1 million in the same quarter of 2023. Our profitability has been fundamentally improved.
●	Non-GAAP EBITDA[2] was RMB359.7 million (US$49.3 million), compared with RMB-27.7 million in the same quarter of 2023. Non-GAAP EBITDA margin was 16.1%, compared with -1.6% in the same quarter of 2023.
●	Operating loss was RMB43.5 million (US$6.0 million), compared with operating loss of RMB342.7 million in the same quarter of 2023.
●	Non-GAAP Operating profit (loss) turned profit for the first time, achieving RMB24.4 million (US$3.3 million), compared with RMB-187.6 million in the same quarter of 2023. Non-GAAP Operating profit (loss) margin was 1.1%, compare with -10.9% in the same quarter of 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “We are very pleased to close Fiscal Year 2024 with historically strong financial performance. This quarter, we recorded positive non-GAAP operating profit (loss) for the first time, demonstrating our unwavering execution of the ‘High-quality, Sustainable Development Strategy’. Driven by the growing popularity of AI applications, we firmly believe that AI will continue to penetrate into various verticals, improving the efficiency of daily life. This quarter the gross billing of AI business increased by triple-digit year-over-year to RMB474 million. Both our public cloud and enterprise cloud businesses are harnessing the vast potential of AI cloud computing. Meanwhile, we have seen strong growth in demand from our ecosystem. Revenue from Xiaomi and Kingsoft Group increased by 76% year-over-year. We are well on track to build cutting-edge cloud infrastructure and technology to support our ecosystem and expand into the broader AI industry.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are very pleased to highlight several significant achievements. First, we achieved profitability in non-GAAP operating profit for the first time since our inception in 2012, demonstrating our strong execution of our high-quality and sustainable development strategy in the past two years. Second, our revenue has been growing for three consecutive quarters year-over-year, and this quarter we achieved a high-speed growth rate of 30% in total revenue, reaching RMB2,232.1 million. Third, gross billing of our Al cloud business increased by around 500% year-over-year to RMB474 million, accounting for as high as 34% of our public cloud revenue. This marks a three-digit year-on-year growth for six consecutive quarters. Fourth, last December, our shareholders approved revenue from connected-party of Xiaomi and Kingsoft Group for next three years of RMB11.3 billion, around 10 times over the revenue of 2023, providing solid support for Company’s revenue and profit growth. We believe we are well on track to meet the ecosystem’s fast-growing demands and build a solid cloud infrastructure to support its AI development. Notably, in this quarter, we are thrilled to report that revenue from Xiaomi and Kingsoft Group increased by 76% year-over-year, validating the effectiveness of our ecosystem strategy.”

Fourth Quarter 2024 Financial Results

Total Revenues reached RMB2,232.1 million (US$305.8 million), increased by 29.6% year-over-year from RMB1,722.5 million in the same quarter of 2023 and increased by 18.4% quarter-over-quarter from RMB1,885.6 million in the third quarter of 2024. The year-over-year increase was mainly due to the expanded revenue from Xiaomi and Kingsoft Ecosystem and AI related customers, incremental demands and more projects delivered from enterprise cloud approaching year-end.

•	Revenues from public cloud services were RMB1,409.8 million (US$193.1 million), increased by 34.0% from RMB1,052.0 million in the same quarter of 2023 and increased by 19.9% from RMB1,175.5 million last quarter. The year-over-year increase was mainly due to the growth of AI demands.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

2 Non-GAAP EBITDA is defined as non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

•	Revenues from enterprise cloud services were RMB822.3 million (US$112.7 million), representing an increase of 22.7% from RMB670.3 million in the same quarter of 2023 and an increase of 15.8% from RMB710.0 million last quarter. We keep focusing in selected verticals such as public services cloud, state-owned assets cloud, healthcare, financial services and private enterprise services, enhance our solutions with AI capabilities and take profitability and sustainability of the enterprise cloud projects as our priorities.

•	Other revenues were nil this quarter.

Cost of revenues was RMB1,806.2 million (US$247.4 million), representing an increase of 22.9% from RMB1,469.3 million in the same quarter of 2023, which was in-line with our revenue expansion. IDC costs decreased by 2.6% year-over-year from RMB740.4 million to RMB721.5 million (US$98.8 million) this quarter. The decrease was in line with the scale down of our CDN services and our strict control over procurement costs. Depreciation and amortization costs increased from RMB146.9 million in the same quarter of 2023 to RMB343.1 million (US$47.0 million) this quarter. The increase was mainly due to the depreciation of newly acquired servers which were related to AI business. Solution development and services costs increased by 10.8% year-over-year from RMB502.9 million in the same quarter of 2023 to RMB557.0 million (US$76.3 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB102.4 million (US$14.0 million) and RMB82.2 million (US$11.3 million) this quarter.

Gross profit was RMB426.0 million (US$58.4 million), representing a significant increase of 68.3% from RMB253.1 million in the same quarter of 2023, demonstrating our improvements in revenue quality and structure, as well as strict cost control. Gross margin was 19.1%, compared with 14.7% in the same period in 2023. Non-GAAP gross profit3 was RMB427.7 million (US$58.6 million), compared with RMB262.5 million in the same period in 2023. Non-GAAP gross margin3 was 19.2%, compared with 15.2% in the same period in 2023. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, expansion of AI revenues, optimized enterprise cloud project selection and efficient cost control measures.

Total operating expenses were RMB469.5 million (US$64.3 million), decreased by 21.2% from RMB595.9 million in the same quarter last year and decreased by 67.6% from RBM1,447.1 million last quarter. Among which:

Selling and marketing expenses were RMB115.8 million (US$15.9 million), decreased by 8.4% from RMB126.5 million in the same period in 2023 and decreased by 4.4% from RMB121.1 million last quarter, the decrease was due to the decrease of share-based compensation.

General and administrative expenses were RMB179.5 million (US$24.6 million), decreased by 39.0% from RMB294.2 million in the same period in 2023 and slightly increased by 5.4% from RMB170.4 million last quarter. The year-over-year decrease was mainly due to the decrease of credit loss expense.

Research and development expenses were RMB174.2 million (US$23.9 million), decreased by 0.6% from RMB175.2 million in the same period in 2023 and 26.2% from RMB235.9 million last quarter. The decrease was mainly due to the decrease of share-based compensation.

Operating loss was RMB43.5 million (US$6.0 million), compared with operating loss of RMB342.7 million in the same quarter of 2023 and RMB1,143.8 million last quarter. The improvement was mainly due to the increase of gross profit and our strict expenses control. Non-GAAP operating profit (loss)4 was RMB24.4 million (US$3.3 million), compared with operating loss of RMB187.6 million in the same quarter last year and RMB140.2 million last quarter. Our non-GAAP operating profit (loss) turned breakeven for the first time and verified our high quality and sustainable development strategy.

Net loss was RMB200.6 million (US$27.5 million), compared with net loss of RMB286.8 million in the same quarter of 2023 and RMB1,061.1 million last quarter. Non-GAAP net loss5 was RMB70.3 million (US$9.6 million), narrowed down compared with RMB250.4 million in the same quarter of 2023 and RMB236.7 million last quarter. The improvement was mainly due to the revenue quality increase, revenue mix adjustment, strict costs control and expenses control.

3 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4 Non-GAAP operating loss is defined as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP net loss is defined as net loss excluding share-based compensation, impairment of long-lived assets and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Non-GAAP EBITDA6 was RMB359.7 million (US$49.3 million), compared with RMB-27.7 million in the same quarter of 2023 and RMB185.4 million last quarter. Non-GAAP EBITDA margin was 16.1%, compared with -1.6% in the same quarter of 2023 and 9.8% last quarter. The increase was mainly due to the expansion in gross profit and our strict control over costs and expenses.

Basic and diluted net loss per share was RMB0.05 (US$0.01), compared with RMB0.08 in the same quarter of 2023 and RMB0.29 last quarter.

Cash and cash equivalents were RMB2,648.8 million (US$362.9 million) as of December 31, 2024, compared with RMB1,617.9 million as of September 30, 2024. The increase was mainly due to the increased cash receipts from operating activities and the increase in bank loan drawdowns.

Fiscal Year 2024 Financial Results

Total Revenues reached RMB7,785.2 million (US$1,066.6 million), representing an increase of 10.5% from RMB7,047.5 million in 2023. The increase was due to the strong demands from AI business and enterprise cloud projects increase, while partially offset by our proactive scale-down of CDN services within public cloud services.

•	Revenues from public cloud services were RMB5,007.3 million (US$686.0 million), representing an increase of 14.3% from RMB4,381.7 million in 2023.

•	Revenues from enterprise cloud services were RMB2,777.8 million (US$380.6 million), representing an increase of 4.3% from RMB2,664.0 million in 2023.

•	Other revenues were RMB0.1 million (US$0.02 million).

6 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Cost of revenues was RMB6,444.3 million (US$882.9 million), representing a slight increase of 4.0% from RMB6,197.3 million in 2023. Among which: IDC costs decreased by 9.9% to RMB2,892.1 million (US$396.2 million) from RMB3,211.2 million in 2023. The decrease was in line with our cost control measures adjustment of CDN services. Depreciation and amortization costs were RMB1,090.1 million (US$149.3 million), compared with RMB774.0 million in 2023, mainly due to the depreciation of new acquired servers related to AI business. Fulfillment costs were RMB235.7 million (US$32.3 million), representing an increase of 2.7% from RMB229.5 million in 2023. The increase was in line with enterprise cloud projects increase. Solution development and services costs were RMB1,993.1 million (US$273.1 million) in 2024, compared with RMB1,804.8 million in 2023. The increase was mainly due to the revenue expansion of Camelot business.

Gross profit increased by 57.7% to RMB1,340.9 million (US$183.7 million) in 2024, from RMB850.2 million in 2023. Gross margin increased to 17.2%, from 12.1% in 2023. Non-GAAP gross profit increased to RMB1,357.8 million (US$186.0 million) in 2024, from RMB859.9 million in 2023. Non-GAAP gross margin increased to 17.4% in 2024 from 12.2% in 2023. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB479.4 million (US$65.7 million), compared with RMB460.2 million in 2023. The increase was mainly due to the increase of share-based compensation.

General and administrative expenses were RMB834.9 million (US$114.4 million), compared with RMB1,060.0 million in 2023. The decrease was mainly due to the decrease of credit loss expense.

Research and development expenses were RMB846.0 million (US$115.9 million), compared with RMB784.8 million in 2023. The increase was mainly due to the rise in personnel-related expenses.

Impairment of long-lived assets was RMB919.7 million (US$126.0 million), mainly attributable to impairment of long-lived assets dedicated to assets of low-margin services.

Operating loss was RMB1,739.0 million (US$238.2 million), compared with RMB2,108.6 million in 2023. Non-GAAP operating loss was RMB431.3 million (US$59.1 million), significantly narrowed compared with RMB1,092.8 million in 2023. Non-GAAP operating loss margin was 5.5%, significantly improved from 15.5% in 2023.

Net loss was RMB1,979.0 million (US$271.1 million), significantly narrowed from net loss of RMB2,183.6 million in 2023.

Non-GAAP net loss was RMB825.3 million (US$113.1 million), compared with Non-GAAP net loss of RMB1,291.1 million in 2023.

Non-GAAP EBITDA was RMB638.9 million (US$87.5 million), compared with RMB-265.1 million in 2023. Non-GAAP EBITDA margin was 8.2%, compared with -3.8% in 2023.

Basic and diluted net loss per share was RMB0.54 (US$0.07), compared with RMB0.61 in 2023.

Outstanding ordinary shares were 3,687,690,772 as of December 31, 2024, equivalent to about 245,846,051 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, March 19, 2025 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BIc315136cafe94825b98dca6b37795790. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,255,287	2,648,764	362,879
Restricted cash	234,194	81,337	11,143
Accounts receivable, net	1,529,915	1,468,663	201,206
Short-term investments	—	90,422	12,388
Prepayments and other assets	1,812,692	2,233,074	305,930
Amounts due from related parties	266,036	318,526	43,638
Total current assets	6,098,124	6,840,786	937,184
Non-current assets:
Property and equipment, net	2,186,145	4,630,052	634,315
Intangible assets, net	834,478	694,880	95,198
Goodwill	4,605,724	4,605,724	630,982
Prepayments and other assets	870,781	449,983	61,647
Equity investments	259,930	234,182	32,083
Amounts due from related parties	56,264	—	—
Operating lease right-of-use assets	158,832	137,047	18,775
Total non-current assets	8,972,154	10,751,868	1,473,000
Total assets	15,070,278	17,592,654	2,410,184

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,805,083	1,877,004	257,149
Accrued expenses and other current liabilities	2,838,085	3,341,990	457,851
Short-term borrowings	1,110,896	2,225,765	304,928
Income tax payable	63,961	69,219	9,483
Amounts due to related parties	931,906	1,584,199	217,034
Current operating lease liabilities	78,659	61,258	8,392
Total current liabilities	6,828,590	9,159,435	1,254,837
Non-current liabilities:
Long-term borrowings	100,000	1,660,584	227,499
Amounts due to related parties	40,069	309,612	42,417
Deferred tax liabilities	142,565	101,677	13,930
Other liabilities	634,803	790,271	108,267
Non-current operating lease liabilities	78,347	65,755	9,008
Total non-current liabilities	995,784	2,927,899	401,121
Total liabilities	7,824,374	12,087,334	1,655,958
Shareholders’ equity:
Ordinary shares	25,443	25,689	3,519
Treasury stock	(208,385)	(105,478)	(14,450)
Additional paid-in capital	18,811,028	18,940,885	2,594,891
Statutory reserves funds	21,765	32,001	4,384
Accumulated deficit	(12,315,041)	(14,291,957)	(1,957,990)
Accumulated other comprehensive income	555,342	566,900	77,665
Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	5,168,040	708,019
Non-controlling interests	355,752	337,280	46,207
Total equity	7,245,904	5,505,320	754,226
Total liabilities, non-controlling interests and shareholders’ equity	15,070,278	17,592,654	2,410,184

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,051,966	1,187,370	1,234,542	1,175,535	1,409,804	193,142	4,381,741	5,007,251	685,991
Enterprise cloud services	670,331	588,162	657,238	710,039	822,338	112,660	2,663,993	2,777,777	380,554
Others	153	152	-	-	-	-	1,727	152	21
Total revenues	1,722,450	1,775,684	1,891,780	1,885,574	2,232,142	305,802	7,047,461	7,785,180	1,066,566
Cost of revenues	(1,469,312)	(1,482,431)	(1,573,433)	(1,582,220)	(1,806,170)	(247,444)	(6,197,292)	(6,444,254)	(882,859)
Gross profit	253,138	293,253	318,347	303,354	425,972	58,358	850,169	1,340,926	183,707
Operating expenses:
Selling and marketing expenses	(126,477)	(116,752)	(125,708)	(121,117)	(115,792)	(15,863)	(460,221)	(479,369)	(65,673)
General and administrative expenses	(294,240)	(218,695)	(266,249)	(170,374)	(179,536)	(24,596)	(1,060,022)	(834,854)	(114,375)
Research and development expenses	(175,155)	(231,963)	(203,959)	(235,912)	(174,155)	(23,859)	(784,807)	(845,989)	(115,900)
Impairment of long-lived assets	-	-	-	(919,724)	-	-	(653,670)	(919,724)	(126,002)
Total operating expenses	(595,872)	(567,410)	(595,916)	(1,447,127)	(469,483)	(64,318)	(2,958,720)	(3,079,936)	(421,950)
Operating loss	(342,734)	(274,157)	(277,569)	(1,143,773)	(43,511)	(5,960)	(2,108,551)	(1,739,010)	(238,243)
Interest income	12,442	8,370	9,945	4,517	4,176	572	78,410	27,008	3,700
Interest expense	(46,992)	(51,066)	(59,414)	(57,404)	(61,821)	(8,469)	(146,026)	(229,705)	(31,469)
Foreign exchange gain (loss)	74,011	(42,737)	(6,999)	135,777	(105,572)	(14,463)	(57,211)	(19,531)	(2,676)
Other (loss) gain, net	(16,741)	(8,207)	(7,829)	6,046	(2,956)	(405)	(32,673)	(12,946)	(1,774)
Other income (expense), net	33,776	(11,190)	(4,961)	4,433	5,336	731	100,363	(6,382)	(874)
Loss before income taxes	(286,238)	(378,987)	(346,827)	(1,050,404)	(204,348)	(27,994)	(2,165,688)	(1,980,566)	(271,336)
Income tax (expense) benefit	(598)	15,371	(6,891)	(10,662)	3,706	508	(17,959)	1,524	209
Net loss	(286,836)	(363,616)	(353,718)	(1,061,066)	(200,642)	(27,486)	(2,183,647)	(1,979,042)	(271,127)
Less: net loss attributable to non-controlling interests	(2,688)	(4,206)	(542)	(3,931)	(3,683)	(505)	(7,307)	(12,362)	(1,694)
Net loss attributable to Kingsoft Cloud Holdings Limited	(284,148)	(359,410)	(353,176)	(1,057,135)	(196,959)	(26,981)	(2,176,340)	(1,966,680)	(269,433)

Net loss per share:
Basic and diluted	(0.08)	(0.10)	(0.10)	(0.29)	(0.05)	(0.01)	(0.61)	(0.54)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	3,570,915,939	3,614,662,846	3,649,307,331	3,655,882,906	3,710,632,202	3,710,632,202	3,558,354,940	3,658,088,876	3,658,088,876
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(67,636)	20,704	(530)	(112,296)	103,658	14,201	102,241	11,536	1,580
Comprehensive loss	(354,472)	(342,912)	(354,248)	(1,173,362)	(96,984)	(13,285)	(2,081,406)	(1,967,506)	(269,547)
Less: Comprehensive loss attributable to non-controlling interests	(2,662)	(4,247)	(570)	(3,900)	(3,667)	(502)	(7,334)	(12,384)	(1,697)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(351,810)	(338,665)	(353,678)	(1,169,462)	(93,317)	(12,783)	(2,074,072)	(1,955,122)	(267,850)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	253,138	293,253	318,347	303,354	425,972	58,358	850,169	1,340,926	183,707
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	9,330	5,814	5,076	4,252	1,726	236	9,757	16,868	2,311
Adjusted gross profit (Non-GAAP Financial Measure)	262,468	299,067	323,423	307,606	427,698	58,594	859,926	1,357,794	186,018

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024
Gross margin	14.7%	16.5%	16.8%	16.1%	19.1%	12.1%	17.2%
Adjusted gross margin (Non-GAAP Financial Measure)	15.2%	16.8%	17.1%	16.3%	19.2%	12.2%	17.4%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(286,836)	(363,616)	(353,718)	(1,061,066)	(200,642)	(27,486)	(2,183,647)	(1,979,042)	(271,127)
Adjustments:
– Share-based compensation expenses	110,437	103,595	45,649	40,423	24,774	3,394	181,645	214,441	29,378
– Foreign exchange (gain) loss	(74,011)	42,737	6,999	(135,777)	105,572	14,463	57,211	19,531	2,676
– Impairment of long-lived assets	-	-	-	919,724	-	-	653,670	919,724	126,002
Adjusted net loss (Non-GAAP Financial Measure)	(250,410)	(217,284)	(301,070)	(236,696)	(70,296)	(9,629)	(1,291,121)	(825,346)	(113,071)
Adjustments:
– Interest income	(12,442)	(8,370)	(9,945)	(4,517)	(4,176)	(572)	(78,410)	(27,008)	(3,700)
– Interest expense	46,992	51,066	59,414	57,404	61,821	8,469	146,026	229,705	31,469
– Income tax expense (benefit)	598	(15,371)	6,891	10,662	(3,706)	(508)	17,959	(1,524)	(209)
– Depreciation and amortization	187,542	223,146	305,304	358,540	376,100	51,525	940,482	1,263,090	173,043
Adjusted EBITDA (Non-GAAP Financial Measure)	(27,720)	33,187	60,594	185,393	359,743	49,285	(265,064)	638,917	87,532
– (Gain) loss on disposal of property and equipment	-	(23,821)	-	(10,667)	(10,137)	(1,389)	22,996	(44,625)	(6,114)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(27,720)	9,366	60,594	174,726	349,606	47,896	(242,068)	594,292	81,418

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended						Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(342,734)	(274,157)	(277,569)	(1,143,773)	(43,511)	(5,960)	(2,108,551)	(1,739,010)	(238,243)
Adjustments:
– Share-based compensation expenses	110,437	103,595	45,649	40,423	24,774	3,394	181,645	214,441	29,378
– Impairment of long-lived assets	-	-	-	919,724	-	-	653,670	919,724	126,002
– Amortization of intangible assets	44,656	43,517	43,415	43,460	43,104	5,905	180,459	173,496	23,769
Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(187,641)	(127,045)	(188,505)	(140,166)	24,367	3,339	(1,092,777)	(431,349)	(59,094)
– (Gain) loss on disposal of property and equipment	-	(23,821)	-	(10,667)	(10,137)	(1,389)	22,996	(44,625)	(6,114)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted operating (loss) profit	(187,641)	(150,866)	(188,505)	(150,833)	14,230	1,950	(1,069,781)	(475,974)	(65,208)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Twelve Months Ended
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024
Net loss margin	-16.7%	-20.5%	-18.7%	-56.3%	-9.0%	-31.0%	-25.4%
Adjusted net loss margin (Non-GAAP Financial Measure)	-14.5%	-12.2%	-15.9%	-12.6%	-3.1%	-18.3%	-10.6%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-1.6%	1.9%	3.2%	9.8%	16.1%	-3.8%	8.2%
Normalized Adjusted EBITDA margin	-1.6%	0.5%	3.2%	9.3%	15.7%	-3.4%	7.6%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	-10.9%	-7.2%	-10.0%	-7.4%	1.1%	-15.5%	-5.5%
Normalized Adjusted operating (loss) profit margin	-10.9%	-8.5%	-10.0%	-8.0%	0.6%	-15.2%	-6.1%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from (used in) operating activities	16,787	570,222	78,120	(169,070)	628,419	86,093
Net cash used in investing activities	(1,414,761)	(1,337,978)	(183,302)	(673,186)	(3,620,445)	(495,999)
Net cash generated from (used in) financing activities	1,154,815	1,802,762	246,977	(227,852)	3,255,418	445,990
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,013	(15,294)	(2,095)	25,863	(22,772)	(3,119)
Net (decrease) increase in cash, cash equivalents and restricted cash	(242,146)	1,019,712	139,700	(1,044,245)	240,620	32,965
Cash, cash equivalents and restricted cash at beginning of period	2,731,627	1,710,389	234,322	3,533,726	2,489,481	341,057
Cash, cash equivalents and restricted cash at end of period	2,489,481	2,730,101	374,022	2,489,481	2,730,101	374,022